March 14, 2002




Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      Synopsys, Inc. (File No. 333-67184)
                  Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Synopsys, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-4, File No. 333-67184, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on August 9, 2001. Amendments to the Registration Statement were filed on October 18, 2001 and February 8, 2002.

Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 1,748,692 shares of its Common Stock, $0.01 par value per share (the "Shares"), for issuance in connection with the proposed merger (the "Proposed Merger") of a subsidiary of the Registrant with and into IKOS Systems, Inc. ("IKOS"). Pursuant to an agreement dated March 12, 2002, the Registrant and IKOS terminated the Proposed Merger. No securities have been sold under the Registration Statement. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Rod Howard of Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant, at (650) 424-0160.

Sincerely,

Synopsys, Inc.

By:      /S/Roger Klein
Name:    Roger Klein
Title:   Deputy General Counsel and Assistant Secretary